Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

MAG Silver Corp. (“MAG” or the “Company”)

815 Hastings Street West, Suite 801

Vancouver, BC V6C 1B4

Item 2: Date of Material Change

May 11, 2025

Item 3: News Release

A news release announcing the material change was disseminated on May 11, 2025 through Globe Newswire, and a copy was subsequently filed on SEDAR+ and EDGAR.

Item 4: Summary of Material Change

On May 11, 2025, the Company and Pan American Silver Corp. (“Pan American”) announced that they had entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Pan American has agreed to acquire all of the outstanding shares of the Company (the “Transaction”).

Item 5: Full Description of Material Change

5.1 Full Description of Material Change

On May 11, 2025, the Company and Pan American announced that they had entered into the Arrangement Agreement pursuant to which Pan American has agreed to acquire all of the outstanding shares of the Company. MAG holds a 44% joint venture interest in the Juanicipio mine (“Juanicipio”), operated by Fresnillo plc ("Fresnillo"), which holds the remaining 56% interest in the Juanicipio joint venture.

Pursuant to the Transaction, MAG shareholders will receive for each common share of MAG (each, a “MAG Share”) held at the effective time of the Transaction, at the election of the MAG shareholders, (a) US$20.54 in cash (the “Cash Consideration”) or (b) 0.755 Pan American shares and $0.0001 in cash (the “Share Consideration” and together with the Cash Consideration, the “Consideration”), subject to proration such that the aggregate Consideration paid to all MAG shareholders consists of US$500 million in cash and the remaining consideration paid in Pan American shares. MAG shareholders who do not make an election will be deemed to have elected to receive the Share Consideration per MAG Share, subject to proration. The total Consideration pursuant to the Transaction is approximately US$2.1 billion, representing US$20.54 per MAG Share based on the closing price of Pan American shares on the New York Stock Exchange (“NYSE”) on May 9, 2025.

The Consideration represents premiums of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20- day volume weighted average price (“VWAP”) of the MAG Shares on the NYSE American ending May 9, 2025. Following completion of the Transaction, existing MAG shareholders will own approximately 14% of Pan American shares on a fully diluted basis.

Benefits to MAG Shareholders

The Transaction creates significant value and delivers multiple benefits to MAG's shareholders:

•	Attractive immediate premium: Immediate value uplift of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day VWAP of the MAG Shares on the NYSE American ending May 9, 2025.

•	Diversified exposure and growth opportunities: Exposure to Pan American’s diversified portfolio of ten silver and gold mines across seven countries and a proven track record of success in exploration, project-development and mining operations.

•	Portfolio participation: Enlarged growth pipeline with exposure to Pan American's La Colorada Skarn project in Mexico and the potential reopening of Pan American’s 100%-owned Escobal mine, one of the world's best silver mines with past production of 20 Moz of silver per year.

•	Continued Exposure to Juanicipio: The Transaction provides MAG shareholders with the opportunity to maintain exposure to the interest in Juanicipio, which continues to demonstrate strong operational performance and resource potential.

•	Derisking: Significantly de-risks MAG shareholders’ exposure by converting a concentrated interest in Juanicipio into equity ownership of Pan American, a diversified, leading silver producer with meaningful, long-term upside.

•	Financial strength and robust returns: Equity participation in a well-capitalized, value driven, large-cap silver producer known for returning capital to shareholders, with over $1.0 billion returned to shareholders via dividends and buybacks since 2010.

•	Increased liquidity and market presence: Greater scale, lower risk and peer leading cash flows driving improved trading liquidity on U.S. and Canadian markets.

Details of the Transaction

The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of (i) 66 2/3% of the votes cast by the holders of MAG Shares and (ii) a simple majority of the votes cast by the holders of MAG Shares, excluding certain “related parties” and “interested parties” in accordance with the requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, at a special meeting of MAG shareholders to be held to consider the Transaction (the “Special Meeting”). In addition to approval by MAG shareholders, the Transaction is also subject to the receipt of court approval, regulatory approvals including (i) competition clearances in Canada, (ii) clearance under Mexican anti-trust laws, (iii) approval of the listing of the Pan American common shares to be issued under the Transaction on both the Toronto Stock Exchange and the NYSE, and other customary closing conditions for transactions of this nature. The Transaction is expected to be completed in the second half of 2025.

The Arrangement Agreement contains customary restrictive covenants applicable to MAG and its subsidiaries during the interim period, whereby MAG agrees not to undertake certain material actions. These restrictions include, among other things, actions relating to share capital changes, dividends (other than quarterly dividends to be declared and paid by MAG on the MAG Shares during the interim period, provided that the amount of such dividends in any one quarter shall not exceed US$15,000,000), material acquisitions or dispositions of assets or businesses, material indebtedness, employment or compensation changes, material capital expenditures, material contracts, and transactions with related parties.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of MAG and a right for Pan American to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of US$60 million, payable by MAG, under certain circumstances (including if the Arrangement Agreement is terminated in connection with MAG pursuing a Superior Proposal). All directors and executive officers of MAG have entered into voting support agreements with Pan American pursuant to which they have agreed, subject to the terms of such agreements, to vote their MAG Shares in favour of the Transaction.

MAG Board of Directors and Special Committee Recommendations

A special committee comprised entirely of independent directors of MAG (the “MAG Special Committee”) unanimously recommended the Transaction to the board of directors of MAG (the “MAG Board”). The MAG Board has evaluated the Arrangement Agreement with the Company’s management and legal and financial advisors and, following the receipt and review of a unanimous recommendation from the MAG Special Committee, the MAG Board has unanimously determined that the Arrangement Agreement is in the best interest of the Company, and the MAG Board has resolved to recommend that the Company’s shareholders vote in favour of the Transaction, all subject to the terms and conditions contained in the Arrangement Agreement.

BMO Capital Markets and GenCap Mining Advisory Ltd. have each provided a fairness opinion to the MAG Board and Raymond James Ltd. has provided an independent fairness opinion to the MAG Special Committee and the MAG Board, based upon and subject to various assumptions, limitations and qualifications, as to the fairness, from a financial point of view and as of the dates of such opinions, to holders of MAG Shares of the consideration to be received by such holders in the Transaction.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by MAG under its profile at www.sedarplus.ca. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction, the rationale for the recommendations made by the MAG Special Committee and the MAG Board and how MAG shareholders can participate in and vote at the Special Meeting to be held to consider the Transaction will be provided in the management information circular for the Special Meeting which will also be filed at www.sedarplus.ca. Shareholders are urged to read these and other relevant materials when they become available.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

5.2 Disclosure of Restructuring Transactions

Not applicable

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7: Omitted Information

Not applicable

Item 8: Executive Officer

For further information, please contact Fausto Di Trapani, Chief Financial Officer, at 604- 630-1399.

Item 9: Date of Report

      May 21, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements regarding: the timing, satisfaction of closing conditions, consummation and terms of the Transaction, including the consideration thereunder and benefits derived therefrom; the treatment of MAG Shares held by MAG shareholders who do not make an election; the benefits to MAG shareholders; and the requisite approvals required for the consummation of the Transaction. All statements in this material change report, other than statements of historical facts are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, commodities prices, changes in expected mineral production performance, risks relating to the operation of the Juanicipio Mine and the Company’s minority interest in the same, the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; risks relating to the Company’s business operations, risks relating to the Company’s property titles, risks related to receipt of required regulatory and court approvals, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, environmental risk, political risk, risks relating to tariff and trade protectionism measures, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward- looking statements contained herein are made as at the date hereof and MAG undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the internet at www.sedarplus.ca and www.sec.gov.